January 10, 2006	John E. Schmeltzer, III
Partner
(212) 336-2580
By Edgar Transmission and Courier	Direct Fax (212) 336-7953
jeschmeltzer@pbwt.com
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Castle Brands Inc.
Amendment No. 2 to Form S-1
File No. 333-128676

Dear Mr. Owings:
          On behalf of Castle Brands Inc. (referred to in this letter as the “company”), we hereby submit Amendment No. 2 to the above-captioned registration statement (the “Registration Statement”) pursuant to Rule 101 of Regulation S-T under the Securities Act of 1933 and the Securities and Exchange Commission’s EDGAR program. We have separately sent to you, by overnight delivery, hard copies of (1) the amendment, (2) the amendment marked to show changes from Amendment No. 1 to the Registration Statement and (3) this letter.
          Pursuant to the company’s discussions with the staff, we are submitting Amendment No. 2 to the Registration Statement prior to the completion of the company’s audited financial statements being prepared in response to comment 20 of the staff’s letter dated December 8, 2005. The company plans to work with the staff to ensure that all of the staff’s other comments are addressed while these audited financial statements are being prepared. Also, please note that as presented in the company’s financial statements, the company has revised its consolidated financial statements to reflect the fair value of a certain derivative instrument (a put right contained in a warrant agreement) and the increasing rate dividend on its Series C Preferred Stock. In addition, the company has made additional disclosure and minor edits to its financial statements and the notes to its financial statements.
          We have set forth below a response to each of the items set forth in your December 8, 2005 letter. Our responses are numbered and correspond to the numbered comments and the referenced page numbers now refer to the page numbers in the Amendment No. 2. The company has authorized us to make the various factual representations contained in this letter.

H. Christopher Owings
January 10, 2006

Prospectus Summary, page 1

Comment 1.	The summary is intended to provide a brief overview of the key aspects of the offering. Please remove the subsection “Risk Factors,” as this information is provided in more detail further into the prospectus. Please also relocate the subsection “Trademarks” as the information does not relate to the offering. See Instruction to Item 503(a) of Regulation S-K.

Response 1.	The company has deleted the subsection “Risk Factors” in the Prospectus Summary. The “Trademarks” section has been relocated to pages 68-69 in the “Business—intellectual property” section.

Comment 2.	Please refer to comment 5 in our letter dated October 28, 2005. We note your response, but do not believe you have provided adequate support for some of the qualitative and comparative statements contained in the summary and throughout your prospectus. For example, we note the statement appearing in this section that “Boru Vodka...is one of the few premium vodkas in Ireland and also one of the largest selling premium vodkas in Ireland.” We also note your reference to “Knappogue Castle 1951, one of the oldest and rarest commercially available Irish whiskeys....” If you are unable to provide support, please delete the qualitative and comparative statements. Revise throughout your prospectus as necessary.

Response 2.	The company has revised the statements related to Boru Vodka to remove all references to Boru Vodka as one of the few premium vodkas in Ireland and one of the largest selling premium vodkas in Ireland. The company has revised the statements related to Knappogue Castle 1951 to remove all references to Knappogue Castle 1951 being one of the oldest and rarest commercially available Irish whiskeys.
Management’s Discussion and Analysis, page 31

Overview, page 33

Comment 3.	Please refer to comment 11 in our letter dated October 28, 2005. We note your revised disclosure discussing the material opportunities, challenges and risks you face in the industry. As requested previously, please further revise your disclosure to discuss the actions you are taking to address each that you identify. Please refer to SEC Release No. 33-8350 for additional guidance.

H. Christopher Owings
January 10, 2006

Response 3.	The company has amended the management discussion and analysis section on pages 34-35 to more fully address the actions that we are taking to address the material opportunities, challenges and risks that are outlined.

Comment 4.	We note the disclosure at the top of page 35 indicating you may seek acquisitions and other new business relationships. Please clearly disclose whether you currently have any plans, intentions or arrangements to engage in an acquisition.

Response 4.	The company has made the disclosure requested by the staff in the “operations overview” section on page 34 by disclosing that the company does not have any plans, intentions or arrangements to engage in any specific acquisition at this time.

Comment 5.	Please discuss in greater detail the growth and sales rates for each of your brands. For example, we note disclosure at the top of page 35 indicating you see particular opportunities in the premium end of the spirits market and you refer to expected growth rates in premium categories. Please discuss in greater detail the growth rates to which you refer and identify those liquor brands where you expect to realize increased sales and growth rates.

Response 5.	The company has made the disclosure requested by the staff in the “operations overview” section on page 34 by discussing the growth rates in greater detail and identifying those liquor brands where the company expects to realize increased sales and growth rates.

Results of Operations, page 38

Comment 6.	We reviewed your response to comment 14 in our letter dated October 28, 2005 and your revised disclosure in Amendment No. 1 to Form S-1. We reissue the comment. Please ensure you provide quantification of the extent to which each change contributed to the overall change in that line item. For example, with respect to the increase in net sales from the six month period ended September 30, 2004 as compared to the six month period ended September 30, 2005, you should quantify the extent to which the change in product mix and the increase in case sales of new and existing brands, including increased case sales attributable to the establishment of your US distribution agreement for Gosling’s rums, your Gosling-Castle Partners global export venture, your Pallini agency agreement, and incremental case sales of your other brands, contributed to the overall change. Likewise, with respect to the increase in net sales from the

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January 10, 2006

fiscal year ended March 31, 2004 as compared to the fiscal year ended March 31, 2005, you should quantify the extent to which the change in product mix, the acquisition of Roaring Water Bay, and the increase in case sales, including increased case sales attributable to your acquisition of Roaring Water Bay, the addition of your Gosling’s and Pallini distribution agreements, and incremental case sales of your other brands, contributed to the overall change. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response 6.	The company has made the disclosure requested by the staff in the “results of operations” section on pages 38-41 to quantify the extent to which the different factors contributed to the overall changes in the various line items.

Management, page 71

Agreements with Named Executive Officers, page 79

Comment 7.	Please refer to comment 25 in our letter dated October 28, 2005. We note that you maintain consulting agreements with Messrs. Phelan and Rigney. As requested previously, please discuss in greater detail the nature of these consulting arrangements. Please also disclose whether the terms of the consulting agreements, including related fees, are no less favorable than those that the company could have obtained from unaffiliated third parties.

Response 7.	The company has made the disclosure requested by the staff in the “Agreement with David Phelan” section on page 82 by discussing the nature of the consulting arrangements with Messrs. Phelan and Rigney in greater detail and disclosing that the terms of the consulting agreements are no less favorable than those the company could have obtained from unaffiliated third parties.

Security Ownership of Certain Beneficial Owners and Management, page 88

Comment 8.	Please refer to comment 26 in our letter dated October 28, 2005. It does not appear that you have identified the person(s) who have voting or investment control over the securities owned by Black River Global Credit Fund, Lafferty Limited, Massachusetts Mutual Life Ins. Company, and Carbery Milk Products Limited. Please further revise your disclosure as appropriate or advise.

H. Christopher Owings
January 10, 2006

Response 8.	The company has provided the requested disclosure based on information it has obtained from the identified stockholders in the footnotes to the beneficial ownership table on page 92.

Consolidated Balance Sheets, page F-3

Comment 9.	We reviewed your responses to comments 32, 33 and 34 in our letter dated October 28, 2005 and your revised disclosure in Amendment No. 1 to Form S-1. We note that your pro forma balance sheet gives effect to transactions that are expected to occur at the time of the offering. As such, please revise to reflect the issuance of 3,000,000 shares of common stock in the initial public offering. Further, please revise your pro forma statement of operations to remove the adjustments to expense deferred financing charges attributable to the $6.0 million of 6% convertible notes converting to common stock. As pro forma adjustments should not give effect to material nonrecurring charges which result directly from the transaction, we would not expect such charges to be expenses on the pro forma statement of operations. Rather, we would only expect you to reverse the amortization of deferred financing costs included in historical results and to disclose in a note that you did not include an adjustment to expense deferred financing charges. See Rule 11-02(b)(5) of Regulation S-X. Finally, please include an adjustment to reflect the pro forma effect on income tax benefit as a result of your other adjustments.

Response 9.	Based on the staff’s comment, the company has amended its filing relative to the pro forma balance sheet on page F-3 to include the effect of the issuance of the 3,000,000 shares of common stock in the initial public offering at the assumed initial public offering price of $9.00 and has amended the pro forma statement of operations on page F-4 to reverse interest expense recorded on its 6% convertible notes and euro-denominated convertible notes, to reverse the foreign exchange loss recorded on euro denominated convertible notes, and to reverse amortization of deferred financing costs incurred in connection with the 6% convertible notes. There is no pro forma effect on income tax benefit as a result of the aforementioned adjustments and any change to the deferred income tax asset has been fully reserved in the valuation allowance.

Notes to Financial Statements, page F-7

Comment 10.	We reviewed your response to comment 37 in our letter dated October 28, 2005. As the disclosures required by SAB Topic 11:M

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January 10, 2006

have not been provided in Note 1.M as you stated in your response, we reissue the comment.

Response 10.	The company has amended its filing to present the required disclosures in Note 1.X on page F-14, as requested.

Note 1. Organization and Summary of Significant Accounting Policies, page F-7

General

Comment 11.	We reviewed your response to comment 38 in our letter dated October 28, 2005. Please tell us in greater detail how the advertising payments made to distributors meet the conditions in Issue 1 of EITF 01-9 to be classified as an expense. In this regard, tell us how you were able to conclude that you receive an identifiable benefit in exchange for the consideration. For example, specifically tell us whether the distributors are required to provide documentation as to how they used the advertising payment. Refer to examples 2 and 3 in Appendix A of EITF 01-9. Further, as previously requested, please disclose your accounting policy for your arrangements, including the statement of operations line item in which each arrangement is classified. Please disclose the related amounts included in selling expense and cost of sales in Management’s Discussion and Analysis, if material to an understanding of your ability to maintain or increase sales volumes.

Response 11.	Part A. We reviewed your response to comment 38 in our letter dated October 28, 2005. Please tell us in greater detail how the advertising payments made to distributors meet the conditions in Issue 1 of EITF 01-9 to be classified as an expense. In this regard, tell us how you were able to conclude that you receive an identifiable benefit in exchange for the consideration. For example, specifically tell us whether the distributors are required to provide documentation as to how they used the advertising payment. Refer to examples 2 and 3 in Appendix A of EITF 01-9.

The company maintains arrangements with certain of its distributors whereby a purchase of product by the distributor is accompanied by a predetermined discount percentage of either dollars off invoice or free goods. In such cases, the company records the predetermined discount amounts as a reduction to revenue and the cost of promotional goods as an increase in cost of goods sold.

With respect to the company’s other advertising and promotional payments made to distributors, the company has reviewed EITF 01-9, Income

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January 10, 2006

Statement Characterizations Issues, Issue 1, and concludes that such payments meet both conditions 9 a. & b. to be properly characterized as a selling expense, as (i) the company receives an identifiable benefit in exchange for consideration which is sufficiently separable from its distributor’s purchase of the company’s products, (ii) the advertising and promotional services can be provided by additional third parties and (iii) the company can reasonably estimate the fair value of the benefit identified.

The company receives an identifiable benefit (additional case sales) in exchange for consideration which is sufficiently separable from its distributor’s purchase of the company’s products. Pursuant to the company’s arrangements with its distributors, the distributors are required to provide detailed documentation as to how they used the advertising and promotional payment, which typically detail brand, stock keeping units, case quantities, cost promotional program title, reference code and time duration, where applicable. The distributors are required to bear the expenses of these programs and then bill them back to the company after the advertising or promotional initiative is completed. The company is able to conclude that it receives an identifiable benefit (additional case sales) in exchange for this consideration because the company is not billed back by the distributor unless the advertising or promotional activity results in sales.

The price at which the distributors purchase the company’s product bears no relationship to any promotional or advertising initiatives.

The advertising and promotional services can be provided by additional third parties. In fact, distributors often hire third parties to implement these initiatives.

The company can reasonably estimate the fair value of the benefit identified, as the company and its distributors have extensive experience in conducting similar programs and are aware of the benefits that they yield.

Part B. Further, as previously requested, please disclose your accounting policy for your arrangements, including the statement of operations line item in which each arrangement is classified. Please disclose the related amounts included in selling expense and cost of sales in Management’s Discussion and Analysis, if material to an understanding of your ability to maintain or increase sales volumes.

H. Christopher Owings
January 10, 2006

The company has disclosed its accounting policy for its various distributor arrangements in Note 1. O. to the financial statements on page F-11. In addition, Management’s Discussion and Analysis has been revised to include the impact on selling expense, where material.

Comment 12.	We have reviewed your response to comment 43 in our letter dated October 28, 2005. With reference to paragraphs 30 and 31 of SFAS 142, EITF Topic D-101 and EITF Issue 98-3, explain specifically how you determined Castle Brands, Inc. is the only reporting unit. In this regard, it would be helpful to understand how many operating segments you have identified under SFAS 131.

Response 12.	The company considered EITF Issue 98-3 in its determination that the acquired entities constitute a single business. Under paragraph 6, the EITF defines a business as, “a self sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.” As the acquired entities were engaged in the active conduct of trade prior to acquisition, these three criteria are met. Furthermore, under Example 3, Scenario 1, Step 3, the EITF states that, “The existence of goodwill results in a presumption that the transferred set is a business.” Based on its reading of EITF 98-3, the company has determined that the acquired entities constitute a business, but as set forth below are part of a single overall operating segment. In addition, there have been no material changes to the acquired entities since the date of acquisition and the constituent businesses that were acquired comprise the registrant on an on-going basis.

The company then considered SFAS 131 in determining operating segments. Paragraph 10 of the Statement defines an operating segment as a component of an enterprise:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b. Whose operating results are regularly reviewed by the enterprise’s chief decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c. For which discrete financial information is available.

As the acquired entities are engaged in the active conduct of trade, the operating results are regularly reviewed by the company’s chief decision

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January 10, 2006

maker and statutory audits are performed annually on the entities, these three criteria are met. Therefore, the company has determined that the acquired entities meet the foregoing criteria of an operating segment under SFAS 131 and are referred to in the financial statements as “International Operations.”

Paragraph 17 of SFAS 131 provides the aggregation criteria that would enable two or more operating segments to be considered as one, as follows:

“Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a. The nature of the product and services,

b. The nature of the production processes,

c. The type or class of customer for their products and services,

d. The methods used to distribute their products or provide their services, and

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

The international component of the company is similar to the U.S. component in each of the foregoing areas:

a. The nature of the product is alcoholic beverages and the same products are offered for sale internationally as in the United States,

b. The third party production and bottling facilities in Ireland supply all the company’s organic products,

c and d. Both the class of customer and method of distribution are wholesale liquor distributors in virtually all markets, and

e. Alcoholic beverages are subject to similar government regulations in every market.

Based on the facts and circumstances outlined above, management has identified Castle Brands Inc. as one operating segment under SFAS 131 composed of two components: U.S. and international.

The company reviewed paragraphs 30 and 31 of SFAS 142 in making its determination of the reporting unit. Paragraph 30 of SFAS 142 defines a reporting unit as

H. Christopher Owings
January 10, 2006

“an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics [italics added for emphasis]. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.”

In determining whether components of an operating segment have similar economic characteristics, footnote 20 to paragraph 30 of Statement 142 states that the guidance in paragraph 17 of Statement 131 be considered in making that determination. As previously noted, management has identified Castle Brands Inc. as one operating segment under SFAS 131.

Paragraph 31 of SFAS 142 states that, “an entity shall use the guidance in paragraphs 10-15 of Statement 131 to determine its operating segments for purposes of determining its reporting units.” In using the guidance of paragraphs 10-15 of Statement 131, management referred to EITF Topic D-101. EITF Topic D-101 provides factors that should be considered in addition to those in paragraph 17 of Statement 131 in determining whether components should be combined into one reporting unit based on their economic similarities as follows:

a. The manner in which an entity operates its business and the nature of those operations,

b. Whether goodwill is recoverable from separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent),

c. The extent to which component business share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms and

d. Whether components support and benefit from common research and development projects.

The economic similarities of the international and U.S. components are as follows:

a. The executive management of the company is centralized in the United States, including all chief operating decision makers. The combined operating performances of both the international and U.S. components are regularly reviewed by the executive management on a

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January 10, 2006

global basis. The components of the company are interdependent in that the third party production and bottling facilities in Ireland supply all the company’s organic products through the international component and the U.S. component is one of the largest customers of the international component. In addition to executive management, the U.S. component acts as the chief source of funding for the entire company,

b. Goodwill is recoverable from both the U.S. and international components of our business working in concert and they are economically interdependent,

c. Resources are shared by both components as evidenced by the fact that the company has instituted transfer pricing mechanisms, and

d. The components support and benefit from common research and development projects as evidenced by the development of brand flavor extensions and bottle design. Product extensions and new bottle designs are developed for global distribution and sales and are not specific to any one particular market.

The company has determined that the components have similar economic characteristics as defined in paragraph 17 of SFAS 131 and under EITF Topic D-101 and should be aggregated for purposes of identifying a reporting unit for impairment testing under SFAS 142.

Paragraph B101 of SFAS 142 states, “As defined, a reporting unit could be no higher than a reportable operating segment (segment) and would generally be lower than that level of reporting. However, the Board acknowledged that for some entities, a reporting unit would be the same as a segment and that for narrowly focused entities, the entity as a whole might be one reporting unit.” As specifically defined above, the company is a narrowly focused entity actively engaged only in the manufacture and sale of spirits.

Paragraph B102 of SFAS 142 states, “...the Board concluded that the Statement should permit some flexibility in the level at which goodwill is tested for impairment and that it should allow the level to differ from entity to entity and from industry to industry,” and “The Board’s intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business and to which goodwill would naturally be associated.”

The impetus behind the December 1, 2003 acquisition of The Roaring Water Bay companies was the following: (1) to acquire control of the trademarks and production, distribution, and bottling contracts, arrangements and relationships of a small, but vital brand of high quality vodka, Boru, with a unique brand image and significant upside market

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January 10, 2006

potential, then promote this brand with particular emphasis on the United States spirits market; (2) to acquire Clontarf Irish Whiskey and the company’s Irish Cream portfolio, (3) to capture the producer profit inherent in sales to third parties and thereby improve the gross margin of the company, and (4) to leverage the growth rate of the combined company.

To maximize company potential, executive management has been centralized in the U.S. component, responsible for global oversight, company-wide capital funding, and component operating performance review by the chief operating decision maker. Production of organic products has been centralized in the international component with the U.S. component a de facto sales and marketing arm for the U.S. market. The fact that these symbiotic relationships exist indicate that the components of the company are not mutually exclusive and are two parts of the same whole. Without the elimination of the producer profit and a greater margin for the U.S. operations and the access to the U.S. market for the international operations, the acquisition of the underlying entities would not make business sense and would not have been consummated. Management feels that treating the entities as separate reporting units for purposes of goodwill impairment testing eliminates the underlying intent of the acquisition and distorts the natural association of goodwill to the acquisition.

Paragraph B111 of SFAS 142 states, “The Board reasoned that the benefits of goodwill would be shared by components of an operating segment that have similar economic characteristics and that requiring goodwill to be allocated among components with similar economic characteristics would be arbitrary and unnecessary for purposes of impairment testing.” As specifically defined in the facts and circumstances previously detailed, the company has determined that the components have similar economic characteristics as defined in paragraph 17 of SFAS 131 and under EITF Topic D-101.

Paragraph B112 of SFAS 142 states, “Therefore, reporting units will vary depending on the level at which performance of the segment is reviewed, how many businesses the operating segment includes, and the similarity of those business. Thus, as in the 2001 Exposure Draft, a reporting unit could be the same as an operating segment, which could be the same as a reportable segment, which could be the same as the entity as a whole (entity level).” This paragraph is germane to management’s view of the company and its components as one entity.

Based on the company’s review of the facts and circumstances as they relate to EITF 98-3, and SFAS 131, SFAS 142, and EITF Topic D-101,

H. Christopher Owings
January 10, 2006

management has determined that Castle Brands Inc. is the only reporting unit for purposes of goodwill impairment testing.

Note 6. Intangible Assets, page F-18

Comment 13.	We have reviewed your response to comment 45 in our letter dated October 28, 2005. It appears from your disclosure in Note 19 on page F-42 that GCP paid $2.5 million to GXB for the Gosling global distribution rights in February 2005. As such, it is unclear to us what the $3.3 million minority interest attributed value represents. Please advise.

Response 13.	In February 2005, Castle Brands Inc. made an investment of $5,000,000 to acquire a 60% interest in a new venture it formed with members of the Gosling family. That equates to a fair value of $8,333,333 for 100% of the venture. This investment consisted of the purchase of 600,000 of an authorized 1 million shares of common stock at the price of $8.33 per share (600,000 x $8.3333 = $5,000,000). The remaining 40% of the newly formed company called Gosling-Castle Partners Inc.(“GCP”) was purchased by the Gosling family for cash of $4,000, or $.01 per share (400,000 x $.01 = $4,000).

Shortly after the purchase of their shares in the venture, the Gosling family sold to the venture the worldwide distribution rights (except for Bermuda) for the Gosling rums, for a note in the amount of $2,500,000 bearing interest at 4% per annum.

The company valued the 400,000 shares sold to the Gosling family at the same $8.3333 per share paid by the company, or $3,333,333, and attributed the $3,329.333 excess over the $4,000 paid for the shares to the distribution rights. Thus, the Gosling family’s minority interest in the venture amounted to 40% of the total equity of $8,333,333 ($5,000,000 + $3,333,333) or $3,333,333.

Paragraph 5 of SFAS No. 141 indicates that asset acquisitions are measured on the basis of the fair values exchanged. In exchange transactions, the fair values of the net assets acquired and the consideration paid are assumed to be equal, absent evidence to the contrary. In this transaction, the company believes the cash of $8.333 per share which it paid for 60% of the equity of the joint venture is the best indication of the fair value of the venture’s common stock, and the excess of the $8.333 per share over the $.01 per share paid by the Gosling family is properly attributable to the value of the distribution rights the venture received concurrently with the stock sale.

H. Christopher Owings
January 10, 2006

Comment 14.	We have reviewed your response to comment 46 in our letter dated October 28, 2005. Please expand your response to address the factors addressed paragraph 11.e of SFAS 142. In this regard, we are particularly interested as to why you believe there are no competitive or economic factors that would limit the useful life of these relationships. Likewise, it is unclear to us why Carbery Group’s apparent ability to change distributors of Boru Vodka subsequent to December 31, 2008 and the fact that you plan to continue the Coman distribution relationship “unless a more attractive arrangement can be secured” does not limit the useful life of these relationships under paragraph 11.a of SFAS 142. In addition, the Carbery agreement is renewable “on terms to be agreed by the parties.” Since the terms of any renewal could differ materially from the terms of the current agreement, tell us why you should not view any potential renewal as a new intangible asset for purposes of determining the useful life of the acquired agreement under SFAS 142.

Response 14.	Paragraph 11.e of SFAS 142 states the following:

“The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular:

e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels.)”

The company believes that its distributor relationship with Comans and its supplier relationship with Carbery Milk Products Limited are properly recorded as indefinite lived assets for the reasons provided below:

Comans Distribution

The company’s relationship with Comans dates back to September 1998. This strategic relationship has been an integral part of the success of Boru vodka in the Republic of Ireland, which is the third largest selling vodka in this market. Comans serves the Dublin market, the largest market in the Republic of Ireland. Moreover, Boru vodka is the only spirit alcoholic beverage sold by Comans and this exclusive relationship is of considerable value to Comans.

With respect to paragraph 11.e. of SFAS 142:

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January 10, 2006

The Comans contract contains an “evergreen” provision. Either party to the contract may cancel it upon delivery of a termination notice during September of each year. If this contract is not terminated by September 30 or a given year, it continues until September 30 of the following year. Neither party delivered a termination notice by September 30, 2005.

The company’s use of the phrase “unless a more attractive arrangement can be secured” with respect to the Comans agreement in its response to comment 46 of the October 28, 2005 letter from the SEC reflected the fact that management was evaluating the company’s strategic relationships, including Comans. After such evaluation was completed, the company determined that pursuing alternatives is not in the company’s best interest at this time. The concept of management evaluating critical existing relationships, does not, by itself, connote a change in the estimated useful life of the relationship, or intangible asset in question.

Moreover, the company could incur adverse consequences if it were to change distributors in Ireland. There is a strong likelihood that a significant, albeit short-term, loss of case sales would result as the new distributor experienced its learning curve with the brand. In addition, since the Comans agreement has a significant remaining contractual life, changing the company’s distributor could require a substantial termination penalty payment from the company to Comans.

Furthermore, since Comans is primarily a distributor of beer and wine and handles no other spirits brands, there is no issue with competition from other, competing spirits handled by Comans.

According to paragraph 16 of SFAS 142, “An entity shall evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Paragraph 8 of SFAS 144, presents examples of impairment indicators. The company has reviewed these and has determined that there is no change to the status of this asset based upon these indicators that would necessitate either an impairment charge or a change in the estimated useful life of this asset.

Carbery Supply Relationship

In response to your inquiry on the Carbery Milk Products Limited’s apparent ability to change distributors, the company believes you are referring to Castle Brands. Carbery produces the bulk vodka, whereas Castle Brands has discretion over who distributes the finished goods. The likelihood of Castle Brands changing the supplier of its Boru Vodka is not

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January 10, 2006

likely as previously discussed in our response to comment 46. The company is a strategic partner of Carbery, Carbery has a seat on the Board of Directors of the company, and is a significant investor. The supply agreement was executed several years ago and is intended at the time to be a long term arrangement. As such, the company views the relationship as long term, irrespective of a term date.

With respect to the renewals of the Carbery agreement, these have proven to be recurring extensions of the contract, rather than a significant change in terms. Carbery has invested considerable funds in capital assets to produce Boru vodka, and there is no evidence that they desire to curtail, limit or change the relationship in the foreseeable future.

For its part, the company enjoys substantial benefits from its strategic relationship with Carbery. The fact that the bulk vodka is distilled by Carbery in Ireland is a major selling point of the Boru vodka brand for which comparable alternatives are not readily available. In addition, the company relies upon Carbery’s expertise with flavorings to develop flavor extensions for its Boru Citrus, Boru Orange and Boru Crazzberry brands of vodka. In fact, the strength of the Roaring Water Bay Spirits Company’s strategic partners, including Carbery, was one of the major attractions for its acquisition by Castle Brands Inc.

According to paragraph 16 of SFAS 142, “An entity shall evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Paragraph 8 of SFAS 144, presents examples of impairment indicators. The Company has reviewed these and has determined that there is no change to the status of this asset based upon these indicators that would necessitate either an impairment charge or a change in the estimated useful life of this asset.

The company will continue to reassess its agreements with both Comans and Carbery Group at least annually or at the anniversary date when applicable. If the company makes a determination during any such assessment that an impairment analysis under SFAS 142 is required or an accounting change in the useful life of the intangible asset from indefinite to a definite life asset is necessary, the company would then amortize the asset over the remaining useful life.

Note 9. Notes Payable and Capital Lease, page F-20

Comment 15.	Please refer to Part A of your response to comment 48 in our letter dated October 28, 2005. Please tell us the specific accounting

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literature you relied on in determining that the value of the incremental shares, valued at the initial public offering price, will be recorded as interest expense if an automatic conversion occurs. In this regard, tell us your consideration of the applicability of paragraph 13 of EITF 98-5.

Response 15.	The specific accounting literature the company relied on is EITF 98-5, paragraphs 10 and 13, and Exhibit 98-5A, case 3. The company has amended its filing to include the following clarifying language in Note 9 on page F-26, as well as including clarifying language for each of the underlying transfers on pages F-24 and F-25, which address the provisions of paragraph 13 of EITF 98-5:

“If such automatic conversion occurs, the 107,143 incremental shares valued at a minimum of $8.00 per share, will be recorded as an interest charge of $857,144. In addition, should the IPO price per share exceed $8.00 per share, the Company will record an additional interest charge equal to the excess amount over $8.00 per share times the 107,143 incremental shares.”

Comment 16.	We have reviewed your response to comment 48 in our letter dated October 28, 2005. You disclose in Note 9 that you have the option for the first two years from the date of debt issuance to pay interest in kind. Although we note that you do not believe EITF 00-27 applies to the convertible subordinated notes, please tell us specifically how you considered Issue 10 of EITF 00-27 in accounting for the convertible instruments.

Response 16.	The company considered EITF 00-27 Issue 10 in accounting for the PIK provision described in Note 9 as follows:

Issue 10 of EITF 00-27 reads:

“Whether the commitment date for convertible instruments that are issued as paid-in-kind (PIK) interest or dividends is (a) the commitment date of the original convertible instrument to which the PIK issuance relates or (b) the date that the interest is recognized as a liability or the dividend is declared.”

In paragraph 30 of EITF 00-27, the Task Force identified specific treatment for “interest on a convertible instrument that must be PIK with the same convertible instruments as those in the original issuance and are not discretionary (that is, (a) neither the issuer nor the holder can elect other forms of payment for the dividends or interest...)”

H. Christopher Owings
January 10, 2006

Under the terms of the convertible subordinated notes disclosed in Note 9 to the company’s financial statements, the company has the option to satisfy the quarterly interest payments when due in cash. Since there is no provision in the notes requiring the company to pay the interest in kind as discussed in paragraph 30(a) above, the company has determined that EITF 00-27 Issue 10, paragraph (a) is not applicable. Furthermore, the company has paid the recent quarterly interest payment to the note holders in cash, and has the resources and intention to continue to fund future interest payments in cash.

Issue 10 paragraph (b) above describes the date that the interest is recognized as a liability or the dividend is declared. The interest is not required to be paid-in-kind, therefore, if the original instrument is converted prior to the accrual of the interest, then the company has the right to settle the accrued interest in cash.

In the event that the interest is settled in shares, then the company will follow paragraph 30 of EITF 00-27 whereby the commitment date for the convertible instruments issued as PIK interest is the date that the interest is accrued and the fair value of the underlying issuer stock at the recognition date should be used to measure the intrinsic value of the conversion option embedded in the PIK instrument.

Note 12. Redeemable Convertible Preferred Stock, page F-27

Comment 17.	We have reviewed your response to comment 49 in our letter dated October 28, 2005. Explain to us in significantly greater detail how you concluded the criteria in paragraphs 12.a and 12.b of SFAS 133 were not met, which led to your determination that the conversion features are not an embedded derivative requiring separation from the host contract. With respect to paragraph 12.a, certain features of your preferred stock, such as the cumulative stated dividends and the mandatory redemption dates, indicate that the preferred stock may be akin to a debt instrument. In such a case, the preferred stock would be considered a debt host when analyzing whether the embedded feature is clearly and closely related to that host contract. As a result, the embedded conversion feature would not be clearly and closely related to the host and you would meet the criteria in paragraph 12.a. In explaining how you determined the criteria in paragraph 12.a was not met, please address your consideration of whether the preferred stock is akin to a debt instrument. With respect to paragraph 12.b, please confirm to us that you do remeasure preferred stock to fair value at each reporting date, as your response suggests, and explain to us what accounting literature you are applying. If you conclude that

H. Christopher Owings
January 10, 2006

the criteria in paragraphs 12.a and 12.b have in fact been met, please clarify your current explanation as to how you meet the exception provided in paragraph 11.a of SFAS 133. Specifically address your consideration of paragraph 11.a.(2) and describe in detail how you applied paragraphs 12-32 of EITF 00-19 in determining that the conversion feature does not represent a liability. In this regard, tell us whether you have a penalty provision, similar to the warrants penalty provision, in the event you do not register the common stock underlying these instruments. If so, tell us how this provision affected your EITF 00-19 analysis, specifically with respect to paragraphs 14-18.

Response 17.	Part A. Explain to us in significantly greater detail how you concluded the criteria in paragraphs 12.a and 12.b of SFAS 133 were not met, which led to your determination that the conversion features are not an embedded derivative requiring separation from the host contract.

The company determined that the redeemable preferred stock is an equity instrument and has accounted for its presentation under ASR 268. The host contract was determined to be an equity instrument scoped out of SFAS 150 as discussed in our response to comment 49 of the SEC’s comment letter dated November 16, 2005.

The company evaluated the following conversion options to determine whether separation from the host contract as an embedded derivative is required:

(1) a conversion option that enables the conversion of the preferred stock into common stock at the option of the holder,

(2) an automatic conversion option upon an IPO of a certain size that requires the preferred stock holder to convert into common, and

(3) a contingent call that enables the company to convert all preferred shares into cash on or after the fifth anniversary of the initial Series C closing date (December 1, 2003).

The company has concluded that the conversion options ((1) and (2) above) are clearly and closely related to the host contract as discussed in Parts B and D below. The company has also concluded that the conversion option ((3) above) meets all the criteria of paragraph 12-32 of EITF 00-19 and meets the criteria of SFAS 133 paragraph 12.a so that the conversion option may be classified as a free standing derivative in the equity section. The company believes Series A, B and C redeemable convertible preferred

H. Christopher Owings
January 10, 2006

stock is a conventional convertible debt instrument as clarified in EITF 05-02.

Part B. Certain features of your preferred stock indicate that the preferred stock may be akin to a debt instrument. If so, and it is a debt host, you would meet the criteria in paragraph 12.a. To explain how you determined that these criteria were not met, provide your analysis of whether the preferred stock is akin to a debt instrument.

The company considered the several factors in determining if the preferred stock is akin to debt or equity as discussed in SFAS 133 paragraph 12.a. The determination of the substance of the instrument was based on the weight of all factors, including but not necessarily limited to the following:

Is it legally debt or equity? The company concluded that the preference shares have the same voting rights as common stock and it is described as equity in the articles of incorporation. This factor is akin to equity.

What happens in the event of default in dividend payments? Can the holders of the instrument seize assets or force bankruptcy? The dividend is only paid, when and if declared from available funds, and the holder cannot seize assets or force bankruptcy. This factor is akin to equity.

Are there any other creditor rights? Are there any remedies? There are no creditor rights or remedies. This factor is akin to equity.

What is the liquidation preference? Subordinate to other debt? Although the preferred stock is subordinate to the company’s debt, it is senior to common stock. This factor is akin to equity.

How are interest/dividend payments treated for tax purposes, and are they deductible? Dividends on the preferred stock are not deductible for tax purposes. This factor is akin to equity.

Is there a stated maturity date? The preferred stock is redeemable 20% per year commencing on the sixth anniversary of issuance or automatic conversion to common upon an initial public offering of $10,000,000 or more. This factor is akin to debt.

In addition to the other factors previously described in the company’s response to comment 49 of the SEC’s comment letter dated November 16, 2005, based upon the above analysis, the company has concluded that the Series A, B and C preferred stock have primarily attributes associated with equity.

H. Christopher Owings
January 10, 2006

Part C. Confirm that you do remeasure preferred stock to fair value at each reporting date and explain what accounting literature you are applying.

The company does not remeasure preferred stock to fair value at each reporting date. Paragraph 12.b exception is not applicable.

Part D. If you conclude that the criteria in paragraphs 12.a and 12.b have been met, please clarify your current explanation as to how you meet the exception provided in paragraph 11.a of SFAS 133. Specifically address your consideration of paragraph 11.a.(2) and describe in detail how you applied paragraphs 12-32 of EITF 00-19 in determining that the conversion feature does not represent a liability.

The company has concluded that the criteria in paragraph 12.a have been met as discussed above in Part B. In evaluating the exception provided in paragraph 11.a (2) of SFAS 133, the Company determined in Part B, that the host contract is an equity instrument and the conversion options (1 and 2 above) allow the conversion into the company’s common stock, these conversion features are clearly and closely related to the host contract.

Paragraphs 11.a and 12.c of SFAS 133 provide that if an embedded derivative is indexed to the reporting entity’s own stock and would be classified as stockholder’s equity if a free standing derivative, that the embedded derivative is not considered a derivative for purposes of Statement 133. The EITF Task Force in EITF 00-19 observed that the requirements of paragraphs 12- 32 of EITF 00-19 apply when an issuer is evaluating whether an embedded derivative is an equity instrument and thereby excluded from the scope of SFAS 133

In applying paragraphs 12-32 of EITF 00-19 to the conversion option ((3) above), the company evaluated each paragraph as follows:

Paragraphs of
EITF
00-19	Criteria	Company Conclusion
12 and 13	Can not require net-cash settlement	At the company’s option, the company can satisfy the preferred stock with cash as described in Note 12 to the company’s financial statements. There is no provision for net settlement.

14 through 18	The contract permits the company to settle in unregistered shares.	Call feature does not provide for the settlement in common shares.

H. Christopher Owings
January 10, 2006

Paragraphs of
EITF
00-19	Criteria	Company Conclusion
19	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.	The Company has reserved sufficient common shares authorized and available to satisfy all required commitments as of the issue date and September 30, 2005.

20 through 24	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	The terms of the preferred stock provide for a fixed conversion with no variability.

25	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	There are no required payments. Also, there are no demand registration rights.

26	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).	There are no such provisions.

27 through 28	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	There are no such provisions. The holders are only entitled to physically settle for cash or other assets, however, the fact that the company may, at its option, at any time on or after the fifth anniversary of the initial Series C closing date redeem, in whole or in part, all classes of its preferred stock would not preclude equity classification.

29 through 31	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	There are no such provisions.

32	There is no requirement in the contract to post collateral at any point or for any reason.	There are no such provisions.

Based upon meeting all of the above criteria, the conversion option (3) should be classified as equity subject to the requirements of ASR 268.

Part E. Do you have a penalty provision, similar to the warrants penalty provision, in the event you do not register the common stock underlying these instruments. If so, tell us how this provision affected your EITF 00-19 analysis, specifically with respect to paragraphs 14-18.

H. Christopher Owings
January 10, 2006

There are no penalty provisions specified in the redeemable convertible preferred stock instrument, however, in the event dividends are not paid but accrued, the change in dividend rate would be reflected as a liability.

Note 15. Stock Options and Warrants, page F-34

B. Stock Warrants, page F-34

Common Stock Warrants Issued to the Financing Agent, page F-34

Comment 18.	We have reviewed your response to comment 51 in our letter dated October 28, 2005. Under Part A of your response, you state that you account for the issuance of warrants in connection with the credit facility based on EITF 98-5 as interpreted by EITF 00-27, while under Part B you state that you follow SFAS 150 in accounting for the warrants issued with the credit facility. Please clarify and tell us in detail the specific provisions of SFAS 150 that support your accounting. Further, explain your consideration of SFAS 133 in which you determined the warrants do not represent a derivative. If you determined the warrants are not derivatives based on the exception provided in paragraph 11a of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion. In this regard, tell us whether the penalty provision you described in response to comment 49 affected your EITF 00-19 analysis, specifically with respect to paragraphs 14-18.

Response 18.	Part A. Under Part A of your response to comment 51, you state that you account for the issuance of warrants in connection with the credit facility based on EITF 98-5 as interpreted by EITF 00-27, while under Part B you state that you follow SFAS 150 in accounting for the warrants issued with the credit facility. Please clarify and tell us in detail the specific provisions of SFAS 150 that support your accounting.

The company has recorded the initial fair value of the put warrant as debt discount (beneficial conversion feature) in the accompanying financial statements and accreted the discount as interest expense over the term of the credit facility as noted in the company’s response to comment 51 in the letter to the staff dated November 16, 2005.

The company has revised its filing to measure the put warrant at fair value with changes in fair value reported in earnings. The put warrant requires the company to settle the obligation by transferring assets. Accordingly,

H. Christopher Owings
January 10, 2006

SFAS 150, paragraph 11, Item B requires the put warrant to be classified as a liability.

Part B. Explain your consideration of SFAS 133 in which you determined the warrants do not represent a derivative. If you determined the warrants are not derivatives based on the exception provided in paragraph 11a of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion.

The company considered SFAS 133 and concluded the put warrant liability is not precluded from being a derivative instrument in applying paragraph 11(b) and would follow paragraph 60(e) “Calls and Puts on Equity Instruments” which then requires the derivative to be recorded as a liability and fair valued at each reporting date.

Under EITF 00-19, paragraphs 44 and 45 specifically require that the put warrant is to be recorded as a liability and fair valued at each reporting date.

The company has concluded that SFAS 150 is the relevant accounting pronouncement applicable to the equity instrument, noting the accounting treatment is the same under all pronouncements.

Part C. Tell us whether the penalty provision you described in response to comment 49 affected your EITF 00-19 analysis, specifically with respect to paragraphs 14-18

The amendment of the registration rights for the penalty provision has not affected the current accounting. The company compared the present value of the penalty provision to the fair value of the put warrant and has recorded the greater of the two. At September 30, 2005, the value of the put warrant exceeds the present value of the penalty provision.

The company has revised its disclosure in Note 15 on page F-37 as follows:

“The Company recognizes the put warrant as a derivative financial instrument in the consolidated financial statements at fair value. Changes in the fair value of the derivative are recognized in earnings. At March 31, 2003, March 31, 2004, March 31, 2005, September 30, 2004 and September 30, 2005, the Company has recorded the fair value of the put warrant as a liability included in the caption accrued expenses and put warrant payable of $272,813, $246,320, $323,146, $240,796 and $308,086, respectively. For the years ended March 31, 2003, March 31,

H. Christopher Owings
January 10, 2006

2004 and March 31, 2005, and for the six-months ended September 30, 2004 and September 30, 2005 the company has recorded a charge (credit) for the change in value of the derivative financial instrument of $(9,482), $(26,493), $76,825, $(5,524) and $(15,047), respectively.”

Note 21. Geographic Information, page F-44

Comment 19.	We reviewed your response to comment 53 in our letter dated October 28, 2005. Product line revenue disclosures are required by paragraph 37 of SFAS 131. Competitive harm concerns were considered by the FASB and are addressed in paragraphs 109-111 of SFAS 131. Please revise your filing to provide the required product line revenue disclosure. We assume this would require, at a minimum, disclosure of product line revenues for each of the four major spirits categories in which you compete as disclosed on page 52 of your filing. If you believe that other categories are more appropriate, please advise.

Response 19.	The company has amended its filing on page F-46 to provide the requested disclosure of product line revenues for each of its four major spirits categories.

Castle Brands Spirits Company Limited Directors’ Report and Financial Statements, page F-40

Comment 20.	We reviewed your response to comment 54 in our letter dated October 28, 2005. We are not in a position to grant a waiver of the requirement to file audited financial statements for CB-Ireland and CB-UK under Rule 3-05 of Regulation S-X. Please either revise your filing to include the required audited financial statements, or submit a waiver request directly to the Division of Corporation Finance Office of Chief Accountant (DCAO).

Response 20.	Pursuant to the company’s discussions with the staff at Corporate Finance and the DCAO, and in accordance with Section 210.3-06 of Regulation S-X, the company will add consolidated audited financial statements for the nine-month period ending December 31, 2005, which, together with the company’s consolidated audited financial statements for the one year period ending March 31, 2004, satisfy the requirement for two years of audited financial statements. As discussed with the staff, the consolidated audited financial statements for the nine-month period ending December 31, 2005 will be filed in amendment No. 3 to the company’s S-1 registration statement after such period has been audited and will replace the financial statements audited by BDO for CB-Ireland and CB-UK that

H. Christopher Owings
January 10, 2006

were contained on pages F-45 through F-89 in Amendment No. 1 to the company’s S-1 registration statement (which have been removed based on the company’s discussions with the staff and the DCAO).

Castle Brands Spirits Company (GB) Limited Cash Flows Data, page F-88

Comment 21.	We reviewed your response to comment 55 in our letter dated October 28, 2005 and your revised disclosure in Amendment No. 1 to Form S-1. Your reconciliation of cash flow data to US GAAP is unclear. Your presentation suggests that net cash used in operating, investing, and financing activities was zero under US GAAP while your response states that there were no material differences in cash flows reported under UK GAAP and US GAAP. Please revise.

Response 21.	The company has amended its filing to remove the reconciliation of cash flow data to U.S. GAAP and, consistent with the company’s response to comment 20 above, has removed all CB-Ireland and CB-UK financial statements from this filing.

H. Christopher Owings
January 10, 2006

          I believe this letter answers your questions and comments. We would appreciate receiving any further comments at the staff’s earliest convenience. If you have any questions regarding any of these matters, please contact the undersigned at (212) 336-2580 or Peter J. Schaeffer, Esq. at (212) 336-2313.
Very truly yours,
/s/  John E. Schmeltzer, III
John E. Schmeltzer, III

cc:	Matthew J. Benson, Esq.
Mr. Mark Andrews
Ms. Elise Adams, Esq.
IRS Circular 230 disclosure: Any tax advice contained in this communication (including any attachments or enclosures) was not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed in this communication. (The foregoing disclaimer has been affixed pursuant to U.S. Treasury regulations governing tax practitioners.)